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UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arvest Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 West Walnut
(No. and Street)

Rogers (City) **Arkansas** (State) **72756** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Calvin Jarrett **479-621-1825**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEDPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Calvin Jarrett
Signature

President
Title

Notary Public

"NOTARY SEAL"
Sue Horn, Notary Public
State of Arkansas, Benton County
My Commission Expires Dec. 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(a wholly-owned subsidiary of Arvest Bank)
Financial Statements and
Supplementary Information
December 31, 2004

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286-6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank) (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,887,967
Restricted cash (Note 2)	16,206
Receivable from broker-dealer	925,878
Trading securities	174,163
Other assets	520,163
Total assets	$ 4,524,377
Liabilities and Stockholder's Equity	
Payable to Arvest Bank (Note 5)	$ 1,536,698
Accounts payable, accrued expenses and other liabilities	1,487,679
Total liabilities	3,024,377
Commitments and contingent liabilities (Note 6)	-
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	1,500,000
Total stockholder's equity	1,500,000
Total liabilities and stockholder's equity	$ 4,524,377

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Operations
Year Ended December 31, 2004

Revenues	
Commissions	$ 12,963,557
Mutual fund fees	1,821,321
Trading profits	295,366
Other income	176,848
Total revenues	15,257,092
Expenses	
Compensation and related benefits	10,666,350
Market data services	453,270
Occupancy	299,709
Registration fees	242,723
Travel and entertainment	268,378
Forms and supplies	123,339
Business entertainment	121,006
Legal, accounting and consulting	103,409
Other expenses	489,548
Total expenses	12,767,732
Net revenues prior to allocation of revenues to Arvest Bank	2,489,360
Allocation of revenues to Arvest Bank	(2,489,360)
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004	$ 1,500,000	$ -	$ -	$ 1,500,000
Net income	-	-	-	-
Balance at December 31, 2004	$ 1,500,000	$ -	$ -	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in restricted cash	(5,937)
Increase in receivable from broker-dealer	(42,926)
Increase in trading securities	(24,434)
Increase in other assets	(263,931)
Decrease in payable to Arvest Bank	(952,565)
Increase in accounts payable, accrued expenses and other liabilities	1,076,576
Net cash used in operating activities	(213,217)
Cash and cash equivalents, beginning of year	3,101,184
Cash and cash equivalents, end of year	$ 2,887,967
Supplemental cash flows disclosures	
Interest paid (Note 5)	$ 7,708

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition
Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities transactions occur.

Trading securities are carried at fair value based on quoted market prices. Included in trading profits are unrealized gains on the marketable securities of $1,586 at December 31, 2004. The Company had $174,163 of marketable securities on hand at December 31, 2004.

Income Taxes
The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Restricted Cash
Restricted cash represents amounts held by the clearing broker as collateral for trading inventory.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2004 or during the year then ended.

Financial Instruments
The financial instruments of the Company, consisting of a receivable from a broker-dealer and marketable securities, are reported in the Statement of Financial Condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Receivable From Broker-Dealer

Amounts receivable from broker-dealer at December 31, 2004 consisted of fees and commissions receivable from the Company's clearing broker.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2004, the Company had net capital of $1,348,601, which was $1,098,601 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of 2.27 to 1, which was less than the maximum allowable ratio of 15 to 1.

5. Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's sales representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the sales representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's net revenues are allocated to Arvest Bank. Under other provisions established in the agreement, the allocation is net of the direct expenses incurred in connection with the generation of the revenues plus an allocation of all of the Company's other expenses. As a result, the Company reports no net income after such allocations.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2004 amounted to $10,863,107. The amount payable to Arvest Bank at December 31, 2004 of $1,536,698 represents unpaid balances relating to these expenses and the allocation discussed above. The Company pays interest on a line of credit with a related party outside of ABG, which amounted to $7,708 for the year ended December 31, 2004. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2004, there

were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2004 totaling $99,344.

6. Commitments and Contingent Liabilities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing broker will be reimbursed by the Company in accordance with the clearing agreement between the clearing broker and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary. The clearing agreement expires in 2006.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right; however, the Company does not anticipate losses, if any, arising from these activities will have a material impact on the financial statements.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Supplementary Information Required
By Rule 17a-5 of
The Securities and Exchange Commission

Arvest Investments, Inc.
Schedule I

(a wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Computation of Net Capital	
Total stockholder's equity	$ 1,500,000
Total stockholder's equity qualified for net capital	1,500,000
Deductions	
Nonallowable assets	
Other assets	
Total nonallowable assets	(140,349)
Total deductions	(140,349)
Net capital before haircuts on securities	1,359,651
Haircuts on securities	
Trading and investment securities	
Money market fund	(719)
Trading securities	(26,537)
Total haircuts on securities	(27,256)
Net capital	$ 1,332,395
Computation of Aggregate Indebtedness	
Items included in the Statement of Financial Condition	
Payable to Arvest Bank	$ 1,536,698
Accounts payable, accrued expenses and other liabilities	1,487,679
Aggregate indebtedness	$ 3,024,377
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,082,395
Ratio of aggregate indebtedness to net capital	2.27 to 1

Reconciliation with company's computation (included in Part II of Form 17a-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,348,601
Difference due to audit adjustments	(16,206)
Net capital per above	$ 1,332,395

Arvest Investments, Inc.

Schedule II

(a wholly-owned subsidiary of Arvest Bank)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Credit balances	$ -
Free credit balances and other credit balances in customers' security accounts	
Monies borrowed collateralized by securities carried for the accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	
Credit balances in firm accounts that are attributable to principal sales to customers	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	
Market value of short security count differences over thirty calendar days old	
Market value of short securities and credits in all suspense accounts over thirty calendar days	
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	
Total credit items	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than thirty calendar days	
Other	
Gross debits	-
Less three percent charge	
Total debit items	-
Reserve computation	
Excess of total debits over total credits	
Required deposit	NONE

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2004.

Arvest Investments, Inc. **Schedule III**
(a wholly-owned subsidiary of Arvest Bank)
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
A. Number of Items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of Items	-

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286-6000

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

PRICEWATERHOUSECOOPERS

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005